SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725 WEB  WWW. SRFF.COM

April 30, 2007

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Jennifer O’Brien, Esq.
      Mail Stop 7010

Re:          Pegasi Energy Resources Corporation  (the “Company”)
Registration Statement on Form S-1
File No. 333-149241 (the “Registration Statement”)

Dear Ms. O’Brien:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 to the Company’s registration statement on Form S-1 (the “Registration Statement”) that was filed on February 14, 2008.

By letter dated March 13, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement.  Following are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Form S-1 Filed February 14, 2008

General

1.                 In your amended filing, please provide the newly required disclosure and checkbox regarding the registrant’s status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

The Company has added a box to indicate that it is a smaller reporting company.

2.                 Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

The Company has included updated financial statements in accordance with the applicable rules.

3.                 Please monitor the need to update your consents.

The Company has included new consent from the auditors.

4.                 Please include the selected financial data required by Item 301 of Regulation S-K or otherwise advise.

As the Company is a smaller reporting company, such selected financials are not required to be included in the Registration Statement.

5.                 Please include the supplementary financial information required by Item 3 02(a) of Regulation S-K or otherwise advise.

As the Company is a smaller reporting company, such supplementary financial information is not required to be included in the Registration Statement.

6.                 Please include the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K or otherwise advise.

As the Company is a smaller reporting company, such disclosures are not required to be included in the Registration Statement.

Risk Factors, page 7

Investors in the Offering will experience dilution upon the exercise of Warrants or options, page 13

7.                 We note from your disclosure here that you granted to certain of your directors options to purchase 750,000 shares and your disclosure on page 29 that you also granted options to purchase 75,000 shares to Billy Denman.  Please add disclosure to your footnotes that enables users of your financial statements to understand the items identified by paragraph 64 of FAS 123(R), including the minimum information required by paragraphs A240 and A241 of FAS 123(R) or otherwise advise why such information is not disclosed.

The Company advises the Staff that the disclosures required by SFAS 123(R) have been included in the footnotes for the stock options, which were issued on December 31, 2007.  Please see footnote 11 to the consolidated financial statements.

Management’s Discussion and Analysis or Plan of Operation, page 16

Critical Accounting Policies, page 17

Revenue Recognition

8.                 We note your policy, as stated here and on page F-9, to recognize oil and gas revenue based on either a contracted or an estimated sales price and that the “Estimated revenue is subject to adjustments based on final settlement.” Please tell us and expand your disclosure, where applicable, to explain the terms and the nature of the estimated revenue you recognize.

The disclosures relating to the Company’s revenue recognition policy have been revised in accordance with the Staff’s comment.  Specifically, the statement that “estimated revenue is subject to adjustments based on final settlement” has been removed.

9.                 We further note that you recognize revenue based on gas delivered rather than your working interest share of the gas produced. Please expand your disclosure here and on page 17, as applicable, to disclose the amount of any imbalance in terms of units and value, if significant, from your gas balancing arrangements as required by EITF 90-22. In addition, please address the requirement of EITF 90-22 to disclose in MD&A the effect of gas imbalances on operations and on liquidity and capital resources.

The Company has revised the disclosure to include information about the Company’s history with gas imbalances and to address the requirements of EITF 90-22.  Additionally, the MD&A has been revised to address the effect of gas imbalances on operations and on liquidity and capital resources.  See pages 17 and F-10 of the Registration Statement.

Results of Operations, page 18

10.           We note that you derive overhead income from your joint venture operations with Marion Energy Limited and your statement under this heading that “Terms of the agreement allow the operator to recover allocated overhead during all phases of drilling, completion, and producing period.” Please tell us how your recognition of overhead income complies with Rule 4-l0(c)(6)(iv) of Regulation S-X.

The Company advises the Staff that it has restated the December 31, 2006 consolidated financial statements to properly reflect compensation from Marion Energy Inc., the 30% working interest owner, pursuant to the guidance provided by Rule 4-10(c)(6)(iv) of Regulation S-X.  This resulted in a $20,827 reduction in capitalized oil and gas properties.  The Company has also reclassified the remaining overhead income as expense reimbursements.   Of the overhead income, $22,175 was netted against lease operating expense.  The total of $43,002 described above was calculated using COPAS fixed rates, with no mark-up by the Company.

The Company also advises the Staff that it has netted $82,212 of overhead income against general and administrative expenses, as this amount represents reimbursements for administrative type expenses that are shared by TR Energy, Teton, Marion Energy, and Notet, each a related party to the Company.

11.           You also state under this heading, with respect to the use of third-party personnel, that “These costs are attributed to individual wells or the disposal well, and are accordingly classified as lease operating expenses rather than general and administrative expenses.” Please clarify for us what you mean by this statement.

The statement that “These costs are attributed to individual wells or the disposal well, and are accordingly classified as lease operating expenses rather than general and administrative expenses” has been removed.

Business, page 21

12.           We note your disclosure under the Well Economics heading of a measure for Finding and Development Costs. Due to the variable components of this measure, please revise your discussion to address each of the following, without limitation.

•	Describe how the measure is calculated.

o
The information used to calculate this measure should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs ii and 21 of FAS 69.

o	If the measure does not use data determined in accordance with FAS 69, please identify:

•	the source of the data;
•	indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e) (2) of Regulation S-K;
•	if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item I0(e)(l)(ii) of Regulation S-K; and,
•
if it is determined that it is appropriate to disclose the non GAAP measure in Commission filings, provide the disclosure required by Item 10(e) (i)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at

http://www.sec.gov/divisions/corpfinlfaqs/nongaapfaq.htm.

o
Note that finding costs include asset retirement costs. Therefore, this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding FAS 69 and SFAS 143, located at http://www.sec.gov/divisions/corpfin!guidance/Oilgasletter.htm.

o	Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.
•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
o
It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

o
When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

o
Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures.

•	Identify the reasons why proved reserves were added.
o
The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

o
Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

•	Disclose how management uses this measure.
•	Disclose the limitations of this measure.
•	Indicate whether or not the finding and development cost per unit measure is comparable to other like measures disclosed by other companies.

The Company advises the Staff that all disclosures have been revised to comply with the guidance provided in SFAS 69.  Furthermore, all non-GAAP information has been removed from the Registration Statement.

13.                 We further note your disclosure of a percentage for Potential IRR. Please expand your disclosure to explain how the measure is calculated and tell us whether or not the measure is a non-GAAP financial measure, as that term is defined in Item 1 0(e)(2) of Regulation S-K. If applicable, please include the disclosures necessary to comply with Item 10(e) of Regulation S-K.

The Company has deleted all references to IRR from the Registration Statement.

Recent Financing, page 35

14.           We note that you issued Units to investors from December 12, 2007 through January 24, 2008 and received gross proceeds of approximately $10,051,000.  Please tell us where these proceeds are reflected in your Combined Statements of Owners’ Equity and Statements of Cash Flows.

The combined statements of owners' equity and the combined statements of cash flow furnished in the initial filing were presented as of September 30, 2007.  The consolidated statements of changes in equity and the consolidated statements of cash flow furnished in the current filings are presented as of December 31, 2007 and reflect the net proceeds received in the private placement that occurred on December 12, 2007.

Financial Statements

Combined Balance Sheets, page F-2

15.                    Please expand your MD&A discussion to address the reasons for material changes in line items to the extent necessary for an investor to gain an understanding of your business. Please refer to FRC 501.04 concerning the requirement to address material changes from period to period and consider expanding, without limitation, your discussion concerning the fluctuation in the following line items:

•	Joint interest billing receivables
•	Other current assets
•	Deferred income taxes

The Company advises the Staff that it has expanded the relevant disclosures to address the reasons for material changes in the line items where applicable, in accordance with FRC 501.04.  See pages 20-23 of the Registration Statement.

Combined Statements of Operations, page F-3

16.                     We note your line item within Other income (expenses) for Shared expenses and your disclosure on page F-6 that Pegasi Energy Resources Corporation “pays overhead related expenses for various related companies and invoices the working interest owners for “shared expenses” on a monthly basis.” Please tell us and expand your accounting policy disclosure to explain the nature of the amounts reported in the Shared expenses line item and how this line item complies with your application of the full cost method of accounting for your oil and gas producing activities.

The Company advises the Staff that “shared expenses” is composed of general and administrative type expenses, and includes auto expenses, administrative contract labor, insurance, office supplies, rent, repairs and maintenance, travel and entertainment, and telephone expense.  A portion of these expenses is reimbursed each month by TR Energy, Teton, and Notet, each a related party to the Company.

The Company has removed the statement that it “pays overhead related expenses for various related companies and invoices the working interest owners for shared expenses on a monthly basis”.  Additionally, the shared expense line item that was originally included in other income (expenses) has been reclassified with general and administrative, as these expenses represent the Company’s proportionate share of the “shared expenses.”

Combined Statements of Owners’ Equity, page F-4

17.                    Based on the presentation of the line item for Recapitalization, it is unclear how you have presented the recapitalization of Maple Mountain Explorations Inc. with Pegasi Energy Resources Corporation that became effective on December 17, 2007, which resulted in the issuance of 17,500,000 shares of common stock of Maple Mountain. it is our understanding that when a private operating company enters into a recapitalization with the public shell company, the components of shareholders equity are often impacted as noted below.

•
Historical stockholders’ equity of the operating company prior to the merger is retroactively restated (a recapitalization) to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities’ stock with an offset to paid in capital,

•	Retained earnings (deficiency) of the operating company is carried forward as the new entity’s opening balance with an offset to paid in capital, and
•	Retained earnings (deficiency) and APIC of the public shell is eliminated with an offset to paid in capital.

If you would like to further discuss your presentation, please contact us at your earliest convenience.

The Company advises the Staff that the January 1, 2006 equity account balances have been retroactively restated to reflect the December 2007 reverse merger with Maple Mountain Explorations, Inc.  The recapitalization line item has been deleted from the consolidated statements of changes in stockholders' equity.

Combined Statements of Cash Flows, page F-5

18.                    We note you have classified purchases and proceeds from certificates of deposit as an investing activity. Please add an accounting policy footnote to explain your methodology of accounting for investments in certificates of deposit. Please note that these instruments should be classified pursuant to FAS 95 based on the nature and purpose for which the securities were acquired, as stated in paragraph 8 of FAS 102.

The Company advises the Staff that it has reclassified the purchases and proceeds from certificates of deposit as an operating activity, and it is included as a net amount in the other assets line item.  The certificates of deposit were taken out for the sole purpose of obtaining operating permits, which is a requirement of the Railroad Commission of Texas.

Footnotes to the Financial Statements

C.                     Summary of Significant Accounting Polices, page F-7

Cash and Cash Equivalents

19.                   We note your disclosure that “The Company had cash equivalents of approximately $471,000 and $743,000 at December 31, 2006 and 2005, respectively, consisted of interest-bearing cash deposits.” Please tell us and clarify your disclosure to explain how the amounts you cite here relate to those presented on your combined balance sheets.

The disclosure that “the company had cash equivalents of approximately $471,000 and $743,000 at December 31, 2006 and 2005, respectively, consisted of interest-bearing cash deposits” has been removed.  The Company had no cash equivalents at December 31, 2006 and 2005, and also has no cash equivalents at December 31, 2007.

Property and Equipment. page F-8

20.                   We note from your disclosure that you depreciate property and equipment using both accelerated and straight-line methods over the estimate useful lives of the assets. Please expand your disclosure to clearly indicate the depreciation methods and periods for each major class of depreciable asset.

The Company has revised the relevant disclosures to remove the statement that the Company uses the accelerated method to depreciate property and equipment, as the Company uses the straight line method to depreciate all property and equipment.  The disclosure has been expanded to include a summary of the depreciation method and depreciation period for each major class of assets.  See footnote 5 to the consolidated financial statement.

Oil and Gas Properties, page F-8

21.                   Please provide the disclosures identified by Rule 4-10(c)(7) of Regulation S-X for unproved properties and major development projects that are excluded from the capitalized costs being amortized, as follows:

•
Provide a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

•
Present a table that shows, by category of cost, (A) the total costs excluded as of the most recent fiscal year; and (B) the amounts of such excluded costs, incurred (1) in each of the three most recent fiscal years and (2) in the aggregate for any earlier fiscal years in which the costs were incurred. Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

The Company has added the disclosures identified by Rule 4-10(c)(7) of Regulation S-X for unproved properties and major development projects that are excluded from the capitalized costs being amortized.  See item “e” of footnote 2 to the consolidated financial statements.

Investment in Unconsolidated Partnerships~ page F-9

22.                   We note that you use the equity method of accounting for your investment in partnerships. Given your disclosure on page 19, wherein you indicate that Marion Energy Limited has a 30% working interest in the “CP Area,” please tell us why you have not consolidated your investment in accordance with paragraph 2 of ARB 51 or proportionately consolidated your investment, if applicable, under the guidance in EITF 00-1.

The Company advises the Staff that it owned a 1% investment in Pegasi Partners, LTD in 2005 and 2006, and that such investment was accounted for under the cost method of accounting.  The disclosure has been revised to reflect this information.  See item “g” under footnote 2, to the consolidated financial statements.

In addition, the Company advises the Staff that Marion Energy Limited owns a 30% working interest in the CP Area oil and gas leases, while the Company owns the remaining 70% working interest in the CP Area oil and gas leases.  The Company does not own an interest in Marion Energy Limited.

D.               Asset Retirement Obligations. page F-10

23.               Please expand your disclosure to explain the reason for the significant revision to your ARO during the fiscal year ended December 31, 2005.

The full amount originally reflected in revisions to previous estimates in both 2006 and 2005 represents new asset retirement costs incurred during those two years.  The disclosure has been modified to reflect this information.

I.               Income Taxes, page F-l4

24.               Please expand your disclosure to explain whether you report Texas franchise taxes on a gross basis (included in revenues and costs) or net basis (excluded from revenues). Refer to EITF 06-3.

The Company has been expanded the relevant disclosures to explain that the Company reports Texas franchise taxes on a gross basis.

25.               Please tell us what you mean by your statement within the parentheses “(doesn’t roll properly from computed expected).”

The statement has been removed from the Registration Statement.

J.               Segment Information, page F-15

26.               We note your disclosure that you are engaged in oil and gas, coal and gravel activities and real estate development.  Please clarify for us how these activities equate to the revenue items shown in the Business segment revenue tables.\

The Company advises the Staff that it is not engaged in coal and gravel activities or real estate development.  Accordingly, these disclosures have been removed from the Registration Statement.

The Company has modified the segment revenue tables to present the following business segments: oil and gas, transportation and gathering, saltwater disposal, and general corporate.  Certain 2006 amounts have been reclassified so that the revenue and expense items show a closer relationship with the segment information presented.

Supplemental Oil and Gas Data, page F-i 9

27.                      We are unable to locate your disclosure of Capitalized costs, as required by paragraphs 18 through 20 and Illustration I of FAS 69. Please advise.

The disclosure of capitalized costs required by paragraphs 18 through 20 and Illustration I of SFAS 69 was inadvertently omitted in the initial filing, but has been included in the amended registration statement.  See page F-31 of the Registration Statement.

28.                      Please note that FAS 69 requires separate disclosure about the oil and gas producing activities of investments in entities accounted for under the equity method. This information is required to be disclosed with the like disclosure of the oil and gas producing activities of the consolidated enterprise, but not included in the amounts reported for that entity. Please revise your presentation, as necessary, for your investments that are properly accounted for by the equity method.

The Company advises the Staff that the requirement under SFAS 69 to disclose separately information about oil and gas producing activities of investments in entities accounted for under the equity method is not applicable, as the entity that the Company owned an investment in is not engaged in oil and gas producing activities.

Engineering Comments

General

29.                    Please provide us with a copy of your reserve report as of September 30, 2007.  Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Copies of the Company’s reserve report as of February 1, 2008 has been enclosed herewith.

Management’s Discussion and Analysis or Plan of Operation, page 16

Company Overview, page 16

30.                    You indicate that 59 Disposal currently disposes of wastewater for Pegasi operations as well as from other accepted operators for a per barrel fee. Please tell us the percentage of the total water that is disposed for Pegasi’s operations and the percentage disposed from other operators. Please tell us if any disposal costs are allocated to Pegasi’s lease operating expenses and if so how much and if not, tell us why you believe this is correct.

The Company advises the Staff that 100% of the disposal revenue reflected in its consolidated statement of operations is revenue from outside operators, as all inter-company revenue and expense is properly eliminated in the consolidation of the entities.

The statement that 59 Disposal currently disposes of wastewater for Pegasi as well as other accepted operators for a per barrel fee has been removed from the disclosures, as this statement may lead the reader to believe that this income is not properly eliminated.

Well Economics. page 22

31.                    Please reconcile for us the initial gross production rate estimate of 720 mcfe/day from a Cotton Valley vertical well with the current producing wells that appear to average 233 mcfe/day per well of gross production as of June 2007. Tell us what the cumulative oil and gas production from each well has been and from which geological interval.

The Company advises the Staff that it has removed this disclosure has been removed as it is a non-GAAP disclosure.

32.                    Please include all the information called for by Industry Guide 2. This includes, but is not limited to, the following information:

•	oil and gas production for the last two years;
•	the number of productive wells;
•	developed and undeveloped acreage held;
•	drilling activity for each of the last two years;
•	the average sales price of oil and gas produced;
•	the average production cost per unit of production;
•	all material delivery commitments under existing contracts or agreements.

The Company advises the Staff that it has modified the relevant disclosures to include the information required by Industry Guide 2.  See pages 26 and  27 of the Registration Statement.

Supplementa1 Oil and Gas Data, page F-19

Reserve Quantity Information, page F-I 9

33.                    You indicate that your reserve estimates were prepared with the assistance of an independent petroleum engineering firm. Please revise your document to name the firm and file a letter of consent from them.

The Company has included a letter of consent as Exhibit 23.3 in the Registration Statement.

Changes in proved developed and undeveloped reserves, page F-20

34.                    Please revise your document to include appropriate explanations for the material changes in reserves from year to year.  For example, we note significant upward revisions in oil and gas reserves in 2005. Please see paragraph 11 of FAS 69.

Significant upward revisions in the proved undeveloped oil and gas reserves were due to the discovery of four new PUD’s during the drilling of the Harris #2 and Childers #2.  This disclosure has been modified to reflect this information.

35.                    We note that in 2005 you more than doubled your proved gas reserves from 7.6 BCF to 16.7 BCF with a 9.7 BCF positive revision. However, we also note that your gas production decreased by one half from 0.5 BCF to 0.24 BCF from 2005 to 2006. Please tell us the basis for the positive gas revision in 2005 and why your production decreased so materially. Please tell us what your current production rate is.

The Company advises the Staff that it inadvertently reported reserve quantities at 100% of the working interest in the previous filing, but owns only 70% of the working interest in the wells.  As a result, it has retroactively restated the disclosures related to the reserves.  The Company also inadvertently excluded reserves amounts related to some of its wells in the original disclosures.  All of the reserves have now been included.  See page F-33 of the Registration Statement.  The Company advises the Staff supplementally that net production for the first two months of 2008 averaged 4,848 mcf and 436 bbl per month.

36.                    Please provide us with a production graph over time for each of your producing wells with the forecasted future producing rate included on the graph and the proved reserves for each well.

In accordance with the Staff’s comment, the Company has included production graphs for producing wells in the enclosed reserve reports on the CD-ROMs provided.  See pages 144 and 145 in book 2 of the latest reserve report.  Proved reserve information for the wells begins on page 2 of book 2 of the enclosed reserve report.

37.                    We note that your gas reserve life index for your proved developed reserves is over 37 years and for your total gas reserves is greater than 71 years, Please provide us with additional support that these reserve estimates are reasonably certain of being recovered.

The Company advises the Staff that supporting geological and engineering data/documentation regarding the certainty of the reserve estimates being recovered is located on pages 144-271 in book 2 of the latest reserve report on the enclosed CD-ROMs.

38.                    Please tell us if you have classified behind-pipe reserves that will require significant completion costs in the future as proved developed or undeveloped reserves.

The Company advises the Staff that it has classified proved behind-pipe reserves that will require significant completion costs in the future.  See pages 13-28 in book 2 of the latest reserve report on the enclosed CD-ROMs.

Standardized Measure of Discounted Cash Flow, page F-20

39.               Please revise your document to provide separate line items for future production costs and future development costs if the future development costs are significant. Please see paragraph 30(b) of FAS 69.

The Company advises the Staff that it has provided separate line items for future production costs and future development costs in the disclosure required by SFAS 69.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman